Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2025 RESULTS – STRONG QUARTERLY OPERATIONAL AND FINANCIAL PERFORMANCE; BALANCE SHEET FURTHER STRENGTHENED BY STRONG FREE CASH FLOW GENERATION; 16TH ANNUAL SUSTAINABILITY REPORT RELEASED

Toronto (April 24, 2025) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the first quarter of 2025.

"We've had an excellent start to the year with another quarter of strong operating and financial results. This performance has allowed us to further strengthen our balance sheet and has positioned us well for the remainder of the year," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "We remain focused on execution and cost control to continue delivering expanding operating margins in a rising gold price environment. This enables us to reinvest in the business through exploration and the advancement of our five key pipeline projects, while continuing to strengthen our financial position and increase returns to shareholders," added Mr. Al-Joundi.

First quarter 2025 highlights:

•	Strong quarterly gold production and cost performance – Payable gold production[1] was 873,794 ounces at production costs per ounce of $879, total cash costs per ounce[2] of $903 and all-in sustaining costs ("AISC") per ounce[2] of $1,183. The strong operational performance in the first quarter of 2025, led by Canadian Malartic, LaRonde, Macassa and the Nunavut operations, positions the Company well for 2025. Full year production and cost guidance remains unchanged

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period . Payable gold production for the three months ended March 31, 2025 excludes payable gold production at La India and Creston Mascota of 1,811 and 25 ounces, respectively, which were produced from residual leaching.

2 Total cash costs per ounce and all in sus taining costs per ounce or AISC per ounce are non GAAP ratios that are not standardized financial measures under IFRS and, in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by product bas is. For a description of the composition and usefulness of these non GAAP ratios and reconciliations of total cash costs per ounce and AISC per ounce to production costs on both a by product and a co product basis, see "Note Regarding Certain Measures of P erformance" below.

•	Record quarterly adjusted net income and strong free cash flow generation – The Company reported quarterly net income of $815 million or $1.62 per share and record adjusted net income[3] of $770 million or $1.53 per share. The Company generated cash provided by operating activities of $1,044 million or $2.08 per share ($1,209 million or $2.41 per share of cash provided by operating activities before changes in non-cash components of working capital4) and free cash flow[4] of $594 million or $1.18 per share ($759 million or $1.51 per share of free cash flow before changes in non-cash components of working capital4)

•	Strengthening investment grade balance sheet – The Company increased its cash position by $212 million to $1,138 million and approached a zero net debt position. At the end of the first quarter of 2025, total debt outstanding was $1,143 million and net debt[5] was reduced to $5 million. In addition, in February 2025, Moody's revised its rating outlook for the Company to positive from stable and re-affirmed the Company's long-term issuer rating of Baa1

•	Continued focus on shareholder returns – A quarterly dividend of $0.40 per share has been declared. In addition, the Company repurchased 488,047 common shares during the quarter at an average share price of $102.44 for aggregate consideration of $50 million under its normal course issuer bid ("NCIB"). The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms, and intends to increase the limit of purchases under the NCIB to $1 billion of common shares. Additional details will be provided at the time of the renewal

•	2024 Sustainability Report published – The Company continues to demonstrate its commitment to sustainability and released its 2024 Sustainability Report on April 24, 2025

•	Update on key value drivers and pipeline projects

◦	Canadian Malartic – In the first quarter of 2025, ramp development reached the bottom of the first mining horizon at East Gouldie. Excavation of the mid-shaft loading station between levels 102 and 114 commenced and the temporary service hoist was commissioned. Exploration drilling continued to extend the East Gouldie deposit to the east and extend the newly discovered, sub-parallel Eclipse zone. The Company also completed the acquisition of O3 Mining Inc. ("O3 Mining") in the first quarter of 2025 – additional funding of $5.5 million has been allocated for a first phase of exploration in 2025 that will include 24,000 metres of drilling at the Marban deposit, which is located immediately northeast of the Canadian Malartic property

◦	Detour Lake – In the first quarter of 2025, construction of the temporary infrastructure for the underground project advanced and the excavation of overburden for the exploration ramp portal was completed. The permit to take water was received in April 2025 and excavation of the ramp is expected to commence in the coming weeks. Exploration drilling into the high-grade corridor in the West Pit zone further defined the high-grade domains that could potentially be mined early in the underground project. Drilling into the West Extension zone at underground depths near the planned ramp returned highlight intersections of 3.0 grams per tonne ("g/t") gold over 44.5 metres at 585 metres depth and 3.9 g/t gold over 17.6 metres at 624 metres depth

3 Adjusted net income and adjusted net income per share are non GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non GAAP measures and a reconci liation to net income see "Note Regarding Certain Measures of Performance" below.

4 Cash provided by operating activities before changes in non cash components of working capital, free cash flow and free cash flow before changes in non cash components of working capital and their related per share measures are non GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non GAAP measures and a reconciliation to cash provided by operating activities see "Note Regarding Certain Measures of Performance" b elo w.

5 Net debt is a non GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non GAAP measure and a reconciliation to long term debt, see "Note Regarding Certain Measures of Perfor mance" below.

◦	Upper Beaver – In the first quarter of 2025, the box cut for the exploration ramp was completed and installation of the steel structure for the head frame and construction of the hoist room advanced. Work is progressing on schedule, with excavation of the exploration ramp and the sinking of the exploration shaft expected to commence in the fourth quarter of 2025

◦	Patch 7 at Hope Bay – In the first quarter of 2025, exploration drilling at Hope Bay totalled 29,450 metres with a focus on the Patch 7 and Suluk zones at the Madrid deposit. Recent results continue to demonstrate continuity within the known zones and support the potential for mineral resource expansion at depth and along strike, with a highlight intersection of 24.1 g/t gold over 9.5 metres at 636 metres depth in the gap area between Patch 7 and Suluk

◦	San Nicolás project – In the first quarter of 2025, Minas de San Nicolás continued working on a feasibility study, with completion expected in the second half of 2025

First Quarter 2025 Results Conference Call and Webcast Tomorrow

The Company's senior management will host a conference call on Friday, April 25, 2025, at 8:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company's website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 416.945.7677 or toll-free 1.888.699.1199 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 36377#. The conference call replay will expire on May 25, 2025.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Annual Meeting

The Company will host its Annual and Special Meeting of Shareholders (the "AGM") on Friday, April 25, 2025 at 11:00 AM (E.D.T). During the AGM, management will provide an overview of the Company's activities.

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/M59UWL4.

For details explaining how to attend, communicate and vote virtually at the AGM see the Company's Management Information Circular dated March 24, 2025, filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by phone at 416.947.1212, by toll-free phone at 1.888.822.6714 or by email at investor.relations@agnicoeagle.com or may contact the Company's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by phone at 1.877.452.7184 (toll free in North America), at 1.416.304.0211 (for collect calls outside of North America) or by e-mail at assistance@laurelhill.com.

First Quarter 2025 Production and Costs

Production and Cost Results Summary

	Three Months Ended March 31,
	2025	2024
Gold production* (ounces)	873,794	878,652
Gold sales (ounces)	842,965	879,063
Production costs per ounce**	$879	$892
Total cash costs per ounce**	$903	$901
AISC per ounce**	$1,183	$1,190

*Gold production for the three months ended March 31, 2025 excludes payable gold production at La India and Creston Mascota of 1,811 and 25 ounces, respectively, which were produced from residual leaching.

** Production costs per ounce, total cash costs per ounce and AISC per ounce are reported on a per ounce of gold produced basis.

Gold Production

Gold production decreased slightly in the first quarter of 2025 when compared to the prior-year period primarily due to lower production at Canadian Malartic, partially offset by higher production at LaRonde and Macassa. Canadian Malartic performed better-than-planned in the first quarter of 2025 – the decrease in gold production when compared to the prior-year period was primarily due to lower gold grades at the Barnat pit.

Production Costs per Ounce

Production costs per ounce decreased in the first quarter of 2025 when compared to the prior-year period primarily due to higher gold production at LaRonde and Macassa, the timing of inventory sales at LaRonde and Meliadine and the weakening Canadian dollar relative to the U.S. dollar between periods, partially offset by higher royalties arising from higher gold prices and lower gold production at Canadian Malartic.

Total Cash Costs per Ounce

Total cash costs per ounce increased slightly in the first quarter of 2025 when compared to the prior-year period due to higher royalties arising from higher gold prices and lower gold production at Canadian Malartic, partially offset by higher gold production at LaRonde and Macassa and the impact of a weakening Canadian dollar relative to the U.S. dollar between periods. The Company still expects total cash costs per ounce for the full year 2025 to be in the range of $915 to $965.

AISC per Ounce

AISC per ounce decreased in the first quarter of 2025 when compared to the prior-year period due to lower sustaining capital expenditures primarily related to lower deferred development costs at Detour Lake, partially offset by higher general and administrative expenses.

AISC per ounce in the first quarter of 2025 was lower than planned primarily due to the deferral of certain sustaining capital expenditures at Detour Lake and Canadian Malartic until later in 2025. AISC per ounce is expected to be higher in the remainder of 2025 and the Company still expects consolidated AISC per ounce for the full year 2025 to be in the range of $1,250 to $1,300.

First Quarter 2025 Financial Results

Financial Results Summary

	Three Months Ended March 31,
	2025	2024
Realized gold price (per ounce)[6]	$2,891	$2,062
Net income (millions)	$815	$347
Adjusted net income (millions)	$770	$377
EBITDA (millions)[7]	$1,634	$883
Adjusted EBITDA (millions)[7]	$1,590	$929
Cash provided by operating activities (millions)	$1,044	$783
Cash provided by operating activities before changes in non-cash components of working capital (millions)	$1,209	$777
Capital expenditures (millions)[8]	$419	$372
Free cash flow (millions)	$594	$396
Free cash flow before changes in non-cash components of working capital (millions)	$759	$389

Net income per share (basic)	$1.62	$0.70
Adjusted net income per share (basic)	$1.53	$0.76
Cash provided by operating activities per share (basic)	$2.08	$1.57
Cash provided by operating activities before changes in non-cash components of working capital per share (basic)	$2.41	$1.56
Free cash flow per share (basic)	$1.18	$0.79
Free cash flow before changes in non-cash components of working capital per share (basic)	$1.51	$0.78

Net Income

Net income increased in the first quarter of 2025 when compared to the prior-year period primarily due to record operating margins from higher realized gold prices and lower production costs, partially offset by lower gold sales and higher income and mining taxes expense in the current period.

Net income in the first quarter of 2025 of $815 million ($1.62 per share) includes the following items (net of tax): net gains on derivative financial instruments and other investments of $46 million ($0.09 per share), foreign currency translation gains on deferred tax liabilities and other tax adjustments of $11 million ($0.02 per share), net asset disposal losses of $5 million ($0.01 per share), and reclamation and other adjustments totaling $7 million ($0.01 per share). Excluding these items results in adjusted net income of $770 million or $1.53 per share for the first quarter of 2025.

6 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

7 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non GAAP measur es or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

8 Includes c apitalized exploration. Capital expenditures is a non GAAP measure that is not a standardized financial measure under IFRS. For a discussion of the composition and usefulness of this non GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

Adjusted EBITDA

Adjusted EBITDA increased in the first quarter of 2025 when compared to the prior-year period primarily due to higher operating margins, partially offset by lower gold sales and higher general and administrative expenses.

Cash Provided by Operating Activities

Cash provided by operating activities and cash provided by operating activities before changes in non-cash components of working capital both increased in the first quarter of 2025 when compared to the prior-year period primarily due to higher operating margins, partially offset by lower gold sales and higher income and mining taxes expense in the current period.

Free Cash Flow Before Changes in Non-Cash Components of Working Capital

Free cash flow before changes in non-cash components of working capital was a record in the first quarter of 2025 and increased when compared to the prior-year period primarily due to the reasons described above with respect to cash provided by operating activities, partially offset by higher capital expenditures.

Capital Expenditures

The following table sets out a summary of capital expenditures, in each case broken down as between sustaining capital expenditures and development capital expenditures, and capitalized exploration by mine in the first quarter of 2025.

Summary of Capital Expenditures*

(thousands)

	Capital Expenditures**	Capitalized Exploration
	Three Months Ended	Three Months Ended
	Mar 31, 2025	Mar 31, 2025
Sustaining Capital Expenditures
LaRonde	$17,503	$894
Canadian Malartic	24,802	359
Goldex	13,702	531
Quebec	56,007	1,784
Detour Lake	35,858	—
Macassa	8,531	416
Ontario	44,389	416
Meliadine	14,394	855
Meadowbank	23,368	—
Nunavut	37,762	855
Fosterville	12,630	—
Australia	12,630	—
Kittila	9,431	725
Finland	9,431	725
Pinos Altos	6,375	275
Mexico	6,375	275
Other	1,482	393
Total Sustaining Capital Expenditures	$168,076	$4,448

Development Capital Expenditures
LaRonde	$16,943	$—
Canadian Malartic	50,871	5,833
Goldex	1,981	497
Quebec	69,795	6,330
Detour Lake	53,932	8,768
Macassa	21,817	10,474
Ontario	75,749	19,242
Meliadine	11,490	4,601
Meadowbank	1,325	—
Nunavut	12,815	4,601
Fosterville	7,470	2,375
Australia	7,470	2,375
Kittila	905	1,227
Finland	905	1,227
Pinos Altos	2,911	12
San Nicolás (50%)	2,085	—
Mexico	4,996	12
Other	14,494	26,717
Total Development Capital Expenditures	$186,224	$60,504
Total Capital Expenditures	$354,300	$64,952

*Capital expenditures is a non-GAAP measure that is not a standardized financial measure under IFRS. For a discussion of the composition and usefulness of this non-GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

**Excludes capitalized exploration

2025 Guidance Reiterated

The Company is well positioned to achieve its 2025 gold production guidance of approximately 3.3 to 3.5 million ounces, its 2025 total cash costs per ounce guidance of $915 to $965 and its 2025 AISC per ounce guidance of $1,250 to $1,300.

Total expected capital expenditures (excluding capitalized exploration) for 2025 are still estimated to be between $1.75 billion to $1.95 billion.

Tariffs

On February 1, 2025, the United States introduced tariffs on imports from countries including Canada. In response, the Canadian and other governments have announced retaliatory tariffs on imports from the United States. In certain cases, the implementation or application of these tariffs have been postponed and exceptions to such tariffs have been made in respect of certain goods. However, the international trade disputes set in motion by these tariffs, retaliatory tariffs and other actions remains fluid.

At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented, or other trade disputes. However, approximately 60% of the Company's cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company's supply chains, the Company will continue to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances. The costs guidance provided in the Company's news release dated February 13, 2025 does not include any potential impact from such tariffs or trade disputes.

Net Debt Reduced Through Continued Strong Free Cash Flow Generation

Cash and cash equivalents increased by $212 million when compared to the prior quarter primarily due to higher cash provided by operating activities before changes in non-cash components of working capital as a result of higher operating margins from higher realized gold prices and lower production costs as well as less cash used in financing activities as $325 million of debt was repaid in the prior quarter, partially offset by unfavourable changes in non-cash components of working capital in the current period which includes a cash tax payment related to the 2024 taxation year of approximately $400 million.

As at March 31, 2025, the Company's total long-term debt was $1,143 million, consistent with the prior quarter. No amounts were outstanding under the Company's unsecured revolving bank credit facility as at March 31, 2025 and available liquidity under the facility remained at approximately $2 billion, not including the uncommitted $1 billion accordion feature. In February 2025, Moody's revised its rating outlook for the Company to positive from stable and re-affirmed the Company's long-term issuer rating of Baa1, reflecting the Company's strengthening credit profile and financial position.

Net debt decreased in the first quarter of 2025 when compared to the prior quarter due to the increase in cash and cash equivalents of $212 million. The following table sets out the calculation of net debt, which was reduced to $5 million in the first quarter of 2025.

Net Debt Summary

(millions)

	As at	As at
	Mar 31, 2025	Dec 31, 2024
Current portion of long-term debt	$90	$90
Non-current portion of long-term debt	1,053	1,053
Long-term debt	$1,143	$1,143
Less: cash and cash equivalents	(1,138)	(926)
Net debt	$5	$217

Hedges

Based on the Company's currency assumptions used for 2025 cost estimates: approximately 57% of the Company's remaining estimated Canadian dollar exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 1.37 C$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.43 C$/US$, approximately 27% of the Company's remaining estimated Euro exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements above 1.09 US$/EUR, while allowing for participation in respect of exchange rate movements down to an average of 1.05 US$/EUR, approximately 60% of the Company's remaining estimated Australian dollar exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 1.50 A$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.70 A$/US$, and approximately 45% of the Company's remaining estimated Mexican peso exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 19.50 MXP/US$, while allowing for participation in respect of exchange rate movements up to an average of 24.00 MXP/US$. The Company's full year 2025 cost guidance is based on assumed exchange rates of 1.38 C$/US$, 1.08 US$/EUR, 1.50 A$/US$ and 20.00 MXP/US$.

Including the diesel purchased for the Company's Nunavut operations that was delivered as part of the 2024 sealift, approximately 64% of the Company's remaining estimated diesel exposure for 2025 is hedged at an average benchmark price of $0.72 per litre (excluding transportation and taxes), which is expected to continue to reduce the Company's exposure to diesel price volatility for 2025. The Company's full year 2025 cost guidance is based on an assumed diesel benchmark price of $0.78 per litre (excluding transportation and taxes).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs for the balance of 2025. Current hedging positions are not factored into 2025 or future guidance.

Shareholder Returns

Dividend Record and Payment Dates for the Second Quarter of 2025

The Company's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on June 16, 2025 to shareholders of record as of May 30, 2025. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2025 Fiscal Year

Record Date	Payment Date
February 28, 2025*	March 14, 2025*
May 30, 2025**	June 16, 2025**
September 2, 2025	September 15, 2025
December 1, 2025	December 15, 2025

*Paid

**Declared

Dividend Reinvestment Plan

For information on the Company's dividend reinvestment plan, see: Dividend Reinvestment Plan.

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Normal Course Issuer Bid

In the first quarter of 2025, the Company repurchased 488,047 common shares at an average share price of $102.44 for aggregate consideration of $50 million under the NCIB. The Company believes that its NCIB is a flexible and complementary tool that, together with its quarterly dividend, is part of the Company's overall capital allocation program and generates value for shareholders. The Company can purchase up to $500 million of its common shares under the NCIB, subject to a maximum of 5% of its issued and outstanding common shares. Purchases under the NCIB may continue for up to one year from its commencement on May 4, 2024.

The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms, and intends to increase the limit of purchases under the NCIB to $1 billion of common shares. Additional details will be provided at the time of the renewal.

Continued Commitment to Strong Sustainability Performance Demonstrated in 2024 Sustainability Report

On April 24, 2025, the Company released its 2024 Sustainability Report (the "Report") which provides an update on the Company's strategy, practices and risk management approach in the areas of health, safety and sustainability.

This marks the 16th year that the Company has produced a detailed account of its sustainability performance. The Report includes mining industry-specific indicators from the Sustainability Accounting Standards Board (SASB) Metals and Mining disclosures and metrics, and certain indicators in reference to the Global Reporting Initiative (GRI) standards.

The theme of the Report, "Global Approach, Regional Focus", reflects the Company's commitment to remain deeply rooted in and supportive of the regions in which it operates as it expands and evolves as a global organization.

Report Highlights:

•	Having strong sustainability performance – The Company continued its "Towards Zero Accidents" initiative by focusing on visible felt leadership, risk identification and mitigation and employee training. Performance was maintained or improved across many other key factors including zero significant environmental incidents and increased employee engagement results

•	Approach to climate change – The Company's decarbonization efforts are focused on energy efficiency, technology transition and increased use of renewable energy. In 2024, the Company maintained its position among the gold industry leaders in greenhouse gas emissions performance with an intensity of 0.38 tCO2e per ounce of gold

•	Remaining committed to reconciliation with Indigenous communities – The Company launched its inaugural Reconciliation Action Plan in 2024, the first of its kind published by a Canadian mining company, which sets out the Company's approach to reconciliation with Indigenous communities. This comprehensive strategy reinforces the Company's dedication to fostering positive relationships and supporting Indigenous peoples globally

•	Investing in communities – Being a trusted and valued member of the communities associated with the Company's operations remains a fundamental principle and priority for the Company. In 2024, the Company's donations and sponsorships to local organizations were approximately $11 million and the Company spent approximately $1.9 billion on locally sourced goods and services, approximately $1 billion of which went to Indigenous businesses

•	Mining responsibly – The Company is committed to being a responsible miner and contributing to the sustainable development of the regions in which it operates. The Company upholds recognized international sustainability frameworks, including Towards Sustainable Mining (TSM), Responsible Gold Mining Principles (RGMP), the Voluntary Principles on Security and Human Rights (VPSHRs) and the Conflict-Free Gold Standard

•	Being an employer of choice – The Company focused on leadership training, creating growth opportunities for its Indigenous workforce and supporting the next generation of workers with scholarships and training opportunities

The Company's 2024 Sustainability Report can be accessed here.

Update on Key Value Drivers and Pipeline Projects

Canadian Malartic

The Company continues to advance the transition to underground mining with the construction of the Odyssey mine and work on several opportunities with a vision to potentially grow annual production to one million ounces per year in the 2030s. These opportunities include the potential for a second shaft at Odyssey, the development of a satellite open pit at Marban and the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Odyssey

In the first quarter of 2025, ramp development continued to progress ahead of schedule. The ramp towards the mid-shaft loading station reached a depth of 1,012 metres as at March 31, 2025 and is expected to connect to the mid-shaft loading station at level 102 in the third quarter of 2025. The main ramp towards the shaft bottom reached a depth of 965 metres.

In the first quarter of 2025, the shaft reached level 111 at a depth of 1,113 metres on schedule. Excavation of the mid-shaft loading station was initiated and is expected to continue through the remainder of 2025. The level 111 station was excavated and is being prepared for steel installation, while excavation of the loading pocket at level 112 commenced.

In the first quarter of 2025, construction progressed on schedule and on budget. Construction of the temporary loading station at level 64 and the commissioning of the service hoist were completed. The service hoist, which will support the transportation of people, materials and waste, is expected to ramp-up to its design capacity of 3,500 tonnes per day ("tpd") in the second quarter of 2025. At the main hoist building, the concrete foundation for the production hoist was poured. The structural steel and exterior cladding of the main office and service building was completed in the quarter and work shifted to the interior and to the mechanical and electrical installation. Construction of the main office building is expected to be completed by the first quarter of 2026.

Exploration drilling ramped up at Odyssey during the first quarter of 2025. Thirteen underground rigs and fourteen surface rigs drilled a total of 53,376 metres that targeted the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. Regional exploration continued to investigate several targets along the 16-kilometre long land package around the mine.

Drilling into the lower eastern extension of the East Gouldie deposit at the edge of the current mineralized envelope was highlighted by hole MEX24-322WAZ intersecting 5.3 g/t gold over 27.4 metres at 1,840 metres depth, including 9.9 g/t gold over 8.5 metres at 1,842 metres depth, and hole MEX24-322WA intersecting 6.6 g/t gold over 17.7 metres at 1,886 metres depth. Follow-up drilling at a 300 metre drill spacing is underway to further assess the eastward potential of the deposit between approximately 1,700 and 2,000 metres depth.

The drilling program is also investigating the interpreted junction at depth of the East Gouldie mineralized envelope and the Sladen Fault in what has been named the Keel structure, with hole UGEG-075-038 intersecting 2.2 g/t gold over 58.2 metres at 1,948 metres depth within the Keel structure, including 3.2 g/t gold over 21.7 metres at 1,976 metres depth, approximately 200 metres below the current planned maximum depth of the Odyssey shaft. Additional drilling is underway to further test the north-south and east-west continuities of the Keel structure.

Follow-up drilling into the newly discovered, sub-parallel Eclipse zone, which is located 50 to 100 metres north of the eastern portion of the East Gouldie mineralized corridor and extends from approximately 1,200 metres to 1,900 metres below surface, was highlighted by hole MEX24-325Z intersecting 3.7 g/t gold over 59.7 metres at 1,413 metres depth, including 6.3 g/t gold over 6.0 metres at 1,384 metres depth and 7.8 g/t gold over 7.8 metres at 1,398 metres depth.

Underground conversion drilling into the upper eastern extension of the East Gouldie deposit was highlighted by hole UGEG-071-009 intersecting 3.7 g/t gold over 17.3 metres at 766 metres depth. The Company believes this area has the potential to add indicated mineral resources and potentially mineral reserves to East Gouldie by year-end.

Selected recent drill intersections from Odyssey are set out in the composite longitudinal section below and in Appendix A.

[Odyssey – Composite Cross and Longitudinal Sections]

Marban

On March 18, 2025, the Company completed the acquisition of O3 Mining, consolidating the Marban deposit with the Canadian Malartic property, The Marban deposit is located approximately 13 kilometres northeast of the Canadian Malartic mill. As part of the Company's "fill-the-mill" strategy, additional funding of $5.5 million has been allocated for a first phase of exploration in 2025 that will include 24,000 metres of drilling at the Marban deposit to extend the areas of known mineralization with a focus on mineral reserve and mineral resource expansion. The Marban project is an advanced exploration project that could potentially support an open pit mining operation similar to the Barnat open pit operations at Canadian Malartic.

Detour Lake

In the first quarter of 2025, the Company advanced the construction of the temporary infrastructure for the Detour Lake underground project and completed the excavation of the overburden. The contractor for the excavation of the exploration ramp was selected and started to mobilize. The permit to take water was received in April 2025 and excavation of the ramp is expected to commence in the second quarter of 2025.

Exploration drilling at Detour Lake during the first quarter of 2025 totalled 46,900 metres of a planned 168,500 metres in 2025. The exploration program includes infill drilling into the high-grade corridor at underground depths in the West Pit zone and infill drilling into the West Extension zone at underground depths west of the West Pit mineral resources and next to the planned exploration ramp for the underground project. These results are expected to further strengthen the mineralization model supporting the underground project west of and under the open pit at Detour Lake.

The drilling into the high-grade corridor in the West Pit zone during the first quarter further defined the high-grade domains that could potentially be mined earlier in the underground project within the larger lower grade envelope and continued to validate the current geological interpretation of the high-grade corridor. Highlights included: hole DLM25-1055 intersecting 8.0 g/t gold over 77.9 metres at 521 metres depth and 3.3 g/t gold over 23.4 metres at 601 metres depth; hole DLM25-1061 intersecting 27.4 g/t gold over 14.5 metres at 390 metres depth and 1.5 g/t gold over 85.3 metres at 583 metres depth; and hole DLM24-1034 intersecting 4.5 g/t gold over 48.9 metres at 575 metres depth and 12.2 g/t gold over 2.8 metres at 699 metres depth.

Drilling into the West Extension zone in the western portion of current underground mineral resources near the planned ramp further confirmed the grades and continuity of mineralization in the western plunge of the deposit, with first quarter highlights that include hole DLM24-1029 intersecting 3.0 g/t gold over 44.5 metres at 585 metres depth and hole DLM25-1065 intersecting 3.9 g/t gold over 17.6 metres at 624 metres depth.

Selected recent drill intersections from Detour Lake are set out in the composite longitudinal section below and in Appendix A.

[Detour Lake – Composite Longitudinal Section]

Upper Beaver

A positive internal evaluation was completed in June 2024 for a standalone mine and mill scenario at Upper Beaver (see the Company's news release dated July 31, 2024).

In the first quarter of 2025, installation of the structural steel for the exploration shaft head frame commenced. At the hoist room, the steel structure and cladding were completed during the quarter. Sinking of the exploration shaft is expected to commence in the fourth quarter of 2025.

Excavation of the box cut for the ramp portal was completed during the quarter and excavation of the exploration ramp is expected to commence in the fourth quarter of 2025. The structure of the final water treatment plant was erected, with the installation of cladding and insulation currently underway. The water treatment plant is expected to be completed and commissioned in the third quarter of 2025.

Hope Bay

In the first quarter of 2025, the Company completed the site preparation for excavation of the Naartok East exploration ramp at Madrid, including construction of a dome and commissioning of electrical and compressed air systems. Excavation of the ramp progressed on schedule, with 203 metres of advance completed as at March 31, 2025. The 2.1-kilometre exploration ramp is expected to be developed to a depth of 100 metres to facilitate infill and expansion drilling along the Madrid zones. The Company commenced dismantling the existing mill in preparation for the processing circuit contemplated in the ongoing technical evaluation. The flotation cells, the thickener and the reagent area were removed during the quarter and the deconstruction of the primary and secondary grinding circuits is ongoing.

Exploration drilling at Hope Bay during the first quarter of 2025 totalled 29,450 metres with a focus on mineral resource expansion and conversion of the Patch 7 and Suluk zones within the Madrid deposit as a follow-up to the exploration success at Patch 7 during 2024.

Results continued to demonstrate continuity within the known zones at Madrid and support the potential for mineral resource expansion at depth and along strike.

Highlights included: hole HBM25-280 intersecting 24.1 g/t gold over 9.5 metres at 636 metres depth within the gap area between the Patch 7 and Suluk zones, demonstrating potential continuity between previously released drill hole HBM23-140 (12.7 g/t gold over 4.6 metres at 677 metres depth) and hole HBM24-183 (14.1 g/t gold over 5.0 metres at 577 metres depth).

Further south and at shallow depths in Patch 7, hole HBM25-290 intersected 11.7 g/t gold over 4.6 metres at 172 metres depth and hole HBM25-301 intersected 19.9 g/t gold over 4.2 metres at 244 metres depth.

Selected recent drill intersections from the Madrid deposit are set out in the composite longitudinal section below and in Appendix A.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

Both land-based and ice-based exploration drilling are ongoing at Madrid as part of the 110,000 metre drill program budgeted for Hope Bay in 2025. By mid-year, the drilling program is expected to be further supported by the completion of the extension of the gravel track that runs south alongside Patch Lake and the trend of gold mineralization. The completed track infrastructure is expected to reduce dependence on helicopter support going forward, reduce costs and improve productivity.

San Nicolás Copper Project (50/50 joint venture with Teck Resources Limited)

In the first quarter of 2025, Minas de San Nicolás continued working on a feasibility study, with completion expected in the second half of 2025. Project approval is expected to follow, subject to receipt of permits and the results of the feasibility study.

ABITIBI REGION, QUEBEC

Strong Production Driven by Higher Grades; Record Quarterly Gold Production and Development at Odyssey

Abitibi Quebec – Operating Statistics

Three Months Ended March 31, 2025	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		675		4,865		792		6,332
Tonnes of ore milled per day		7,500		54,056		8,800		70,356
Gold grade (g/t)		4.53		1.10		1.41		1.50
Gold production (ounces)		91,491		159,773		30,016		281,280
Production costs per tonne (C$)	C$	183	C$	35	C$	63	C$	54
Minesite costs per tonne (C$)[9]	C$	165	C$	44	C$	63	C$	59
Production costs per ounce		$947		$747		$1,155		$855
Total cash costs per ounce		$745		$927		$959		$871

See the Company's Management Discussion and Analysis for the first quarter of 2025 (the "MD&A") under the caption "Production Costs" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

Regional Highlights

•	Gold production in the quarter was higher than planned as a result of higher grades at LaRonde and the Barnat pit at Canadian Malartic, partially offset by lower volume milled. The higher gold grades at LaRonde were driven by positive grade reconciliation and a change in the mine sequencing. The higher gold grades at Canadian Malartic were a result of mining mineralized zones near historical underground stopes that returned higher grades than estimated

•	At LaRonde Zone 5 ("LZ5"), the Company continued its automation initiatives and achieved its automation target of 30%. Approximately 1,140 tpd were moved during the quarter through automated scoops and trucks, which contributed to the strong overall performance of the site at an average of 3,450 tpd

•	At Canadian Malartic, in-pit tailings deposition resumed in March 2025, and is expected to ramp up to its design capacity in the second quarter of 2025

•	At Odyssey South, total development during the quarter was a record at approximately 4,377 metres. Gold production was a quarterly record and in line with target at approximately 22,430 ounces of gold driven by higher ore mined of approximately 3,720 tpd compared to the target of 3,500 tpd. The increased use of remote-operated and automated equipment (including scoops, trucks, jumbos and cable bolters) was the main driver for exceeding the development and production targets in the first quarter of 2025. An update on Odyssey is set out in the Update on Key Value Drivers and Pipeline Projects section above

•	At Goldex, record tonnage was processed during March 2025, driven by record tonnage processed from Akasaba West during the month. The target milling rate of 1,750 tpd from Akasaba West was exceeded during the quarter

•	Goldex received a new certificate of authorization, increasing the maximum permitted daily processing throughput to 11,000 tpd from 9,500 tpd. While the guidance for the year remains unchanged, this certificate of authorization is expected to provide additional processing flexibility

9 Minesite costs per tonne is a non GAAP measure that is not standardized under IFRS and is reported on a per tonne of or e milled basis. For a description of the composition and usefulness of this non GAAP measure and a reconciliation to production costs see "Note Regarding Certain Measures of Performance"

•	At LaRonde, a shutdown is scheduled for the second quarter of 2025 for 10 days to replace the liners at the SAG mill and for maintenance of the drystack filtration plant. Canadian Malartic has planned quarterly shutdowns in 2025 of four to five days for regular maintenance at the mill

ABITIBI REGION, ONTARIO

Detour Lake Achieved Seven Million Ounce Milestone Since the Start of the Open Pit; Record Quarterly Production and Development at Macassa

Abitibi Ontario – Operating Statistics

Three Months Ended March 31, 2025	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		6,630		148		6,778
Tonnes of ore milled per day		73,667		1,644		75,311
Gold grade (g/t)		0.81		18.50		1.20
Gold production (ounces)		152,838		86,028		238,866
Production costs per tonne (C$)	C$	29	C$	483	C$	39
Minesite costs per tonne (C$)	C$	31	C$	536	C$	42
Production costs per ounce		$883		$579		$774
Total cash costs per ounce		$946		$645		$838

See the MD&A under the caption "Production Costs" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

Regional Highlights

•	Gold production in the quarter was on target driven by record quarterly production at Macassa, offsetting lower production at Detour Lake. Gold production at Macassa was higher than planned as a result of higher than anticipated grades from two production stopes. At Detour Lake, challenging and abnormal weather conditions and rope shovel availability affected the open pit operations in March 2025. The mill replaced the shortfall in ore from the pit with ore from low grade stockpiles which were planned to be processed later in the year, resulting in lower gold grades than planned in the quarter

•	At Macassa, construction of the new paste plant was 97% complete at the end of the first quarter of 2025 and is on schedule for commissioning in the second quarter of 2025. In addition, underground development at Macassa achieved a record 5,800 metres in the quarter

•	Detour Lake has scheduled major shutdowns, each lasting seven days, for regular mill maintenance in the second and fourth quarters of 2025. Macassa has scheduled a major shutdown of five days for the primary grinding mill liner replacement, the annual overhaul of the crusher and other regular mill maintenance in the fourth quarter of 2025

•	Updates on the Detour Lake underground and Upper Beaver projects are set out in the Update on Key Value Drivers and Pipeline Projects section above

NUNAVUT

Higher Grades Drive Strong Gold Production; Record Mill Throughput and Underground Development at Meliadine

Nunavut – Operating Statistics

Three Months Ended March 31, 2025	Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		558		1,037		1,595
Tonnes of ore milled per day		6,200		11,522		17,722
Gold grade (g/t)		5.67		4.63		4.99
Gold production (ounces)		98,512		140,126		238,638
Production costs per tonne (C$)	C$	213	C$	174	C$	187
Minesite costs per tonne (C$)	C$	229	C$	171	C$	191
Production costs per ounce		$851		$906		$883
Total cash costs per ounce		$920		$897		$907

See the MD&A under the caption "Production Costs" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

Regional Highlights

•	Gold production in the quarter was higher than planned driven by higher gold grades as a result of positive grade reconciliation at Meliadine and Amaruq, as well as a change in mining sequence at Amaruq

•	At Meliadine, multiple operational quarterly records were achieved in the quarter, including record underground development of approximately 4,015 metres and record throughput at the mill at 6,200 tpd

•	At Amaruq, extraction of some higher-grade areas was accelerated to de-risk gold production in the first half of 2025, in anticipation of the caribou migration and potential operational disruptions

•	During the quarter, the Company initiated its annual Caribou Readiness Plan at its Nunavut operations to prepare for the caribou migration expected in the second quarter of 2025. Caribou migration is factored in the production plan as this migration can affect the ability to move materials on the roads serving the Company's Nunavut mine sites. Wildlife management is a priority and the Company is working with Nunavut stakeholders to optimize solutions to safeguard wildlife and reduce production disruptions

•	Meliadine has scheduled quarterly shutdowns lasting three to six days for regular mill maintenance. Meadowbank has scheduled two major shutdowns, each lasting five days, to replace the SAG and ball mill liners and complete other regular mill maintenance in the second and fourth quarters of 2025

•	An update on Hope Bay is set out in the Update on Key Value Drivers and Pipeline Projects section above

AUSTRALIA

Solid Quarterly Gold Production; Upgrade to Primary Ventilation System Substantially Complete

Fosterville – Operating Statistics	Three Months Ended March 31, 2025
Tonnes of ore milled (thousands)		163
Tonnes of ore milled per day		1,811
Gold grade (g/t)		8.63
Gold production (ounces)		43,615
Production costs per tonne (A$)	A$	319
Minesite costs per tonne (A$)	A$	345
Production costs per ounce		$758
Total cash costs per ounce		$813

See the MD&A under the caption "Production Costs" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

Highlights

•	Gold production in the quarter was higher than planned as a result of higher grades due to a change in mining sequence at Phoenix and higher than expected grades at Harrier, offset by lower mill throughput

•	During the first quarter of 2025, the Company completed rehabilitation work for the underground infrastructure in the Lower Phoenix area which was affected by a seismic event that occurred in November 2024. The Company has further enhanced seismic protocols and resumed development and production in the Lower Phoenix in a phased approach

•	The Company is implementing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. The development of the long-term ventilation raises was nearly complete at the end of the quarter with the required power reticulation and commissioning of the primary fans scheduled for completion in the fourth quarter of 2025

•	Fosterville has scheduled quarterly shutdowns of five days for regular mill maintenance in 2025

FINLAND

Gold Production in Line with Target; Continuous Improvement Initiatives Realizing Benefits

Kittila – Operating Statistics	Three Months Ended March 31, 2025
Tonnes of ore milled (thousands)	522
Tonnes of ore milled per day	5,800
Gold grade (g/t)	3.88
Gold production (ounces)	54,104
Production costs per tonne (€)	€102
Minesite costs per tonne (€)	€99
Production costs per ounce	$1,032
Total cash costs per ounce	$1,012

See the MD&A under the caption "Production Costs" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

Highlights

•	Gold production in the quarter was in line with plan as higher throughput offset lower grades resulting from a change in mining sequence

•	The cost performance of the underground mine and mill improved in the first quarter of 2025 when compared to the prior-year period as a result of continuous improvement initiatives implemented, with minesite costs per tonne decreasing approximately 12% from €112 to €99 per tonne. Initiatives that resulted in lower costs included the internalization of work previously completed by contractors and hoisting waste rock via the shaft, which resulted in the reduction in the number of trucks used to haul waste

•	Kittila has scheduled a 12 day shutdown for regular maintenance on the autoclave in the second quarter of 2025

MEXICO

Ore Processed Supported by Solid Performance of the Underground Mine

Pinos Altos – Operating Statistics	Three Months Ended March 31, 2025
Tonnes of ore milled (thousands)	381
Tonnes of ore milled per day	4,233
Gold grade (g/t)	1.48
Gold production (ounces)	17,291
Production costs per tonne	$112
Minesite costs per tonne	$118
Production costs per ounce	$2,470
Total cash costs per ounce	$2,170

See the MD&A under the caption "Production Costs" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to "Canadian Malartic", "Goldex", "LaRonde" and "Meadowbank" are to the Company's operations at the Canadian Malartic complex, the Goldex complex, the LaRonde complex and the Meadowbank complex, respectively. The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms "including" and "such as" mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company's website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "minesite costs per tonne", "all-in sustaining costs per ounce" (or "AISC per ounce"), "adjusted net income", "adjusted net income per share", "cash provided by operating activities before changes in non-cash components of working capital", "cash provided by operating activities before changes in non-cash components of working capital per share", "EBITDA" which means earnings before interest, taxes, depreciation and amortization, "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash components of working capital", "operating margin", "sustaining capital expenditures", "development capital expenditures", "sustaining capitalized exploration", "development capitalized exploration" and "net debt", as well as, for certain of these measures their related per share ratios that are not standardized measures under IFRS. These measures and ratios may not be comparable to similar measures and ratios reported by other gold producers and should be considered together with other data prepared in accordance with IFRS. See below for a reconciliation of these measures to the most directly comparable financial information reported in the condensed interim consolidated financial statements prepared in accordance with IFRS.

Total cash costs per ounce and minesite costs per tonne

Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company's operations, the calculation of total cash costs per ounce for Canadian Malartic have been adjusted for the effects of purchase price allocation. Investors should note that total cash costs per ounce is not reflective of all cash expenditures, as it does not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce is intended to provide investors with information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by–product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.

The following table sets out the production costs per minesite for the three months ended March 31, 2025 and March 31, 2024, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended March 31,
(thousands)	2025	2024
LaRonde mine	$64,532	$75,556
LZ5	22,112	19,022
LaRonde	86,644	94,578
Canadian Malartic	119,289	126,576
Goldex	34,656	33,182
Quebec	240,589	254,336
Detour Lake	134,946	131,905
Macassa	49,826	47,648
Ontario	184,772	179,553
Meliadine	83,822	93,451
Meadowbank	126,967	114,162
Nunavut	210,789	207,613
Fosterville	33,040	33,654
Australia	33,040	33,654
Kittila	55,833	59,038
Finland	55,833	59,038
Pinos Altos	42,710	33,407
La India	—	15,984
Mexico	42,710	49,391
Production costs per the consolidated statements of income	$767,733	$783,585

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three months ended March 31, 2025 and March 31, 2024, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine

Three Months Ended March 31, 2025

(thousands of United States dollars, except as noted)

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized gains and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	72,369	64,532	892	(3,935)	522	—	1,875	870	(17,180)	633
LZ5	19,122	22,112	1,156	(813)	191	—	904	1,171	(42)	1,169
LaRonde	91,491	86,644	947	(4,748)	713	—	2,779	933	(17,222)	745
Canadian Malartic	159,773	119,289	747	5,395	1,136	24,588	270	943	(2,589)	927
Goldex	30,016	34,656	1,155	108	301	—	967	1,200	(7,249)	959
Quebec	281,280	240,589	855	755	2,150	24,588	4,016	967	(27,060)	871
Detour Lake	152,838	134,946	883	(364)	878	8,700	1,303	952	(888)	946
Macassa	86,028	49,826	579	1,864	719	3,534	87	651	(501)	645
Ontario	238,866	184,772	774	1,500	1,597	12,234	1,390	844	(1,389)	838
Meliadine	98,512	83,822	851	5,859	892	—	84	920	—	920
Meadowbank	140,126	126,967	906	(1,663)	1,158	—	35	903	(750)	897
Nunavut	238,638	210,789	883	4,196	2,050	—	119	910	(750)	907
Fosterville	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Australia	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Kittila	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Finland	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Pinos Altos	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170
Mexico	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170

Consolidated	873,794	767,733	879	10,065	6,085	36,822	5,744	946	(37,188)	903

Notes:

(i)	Gold production for the three months ended March 31, 2025 excludes 1,811 ounces of payable production of gold at La India and 25 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Three Months Ended March 31, 2024

(thousands of United States dollars, except as noted)

Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized gains and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	51,815	75,556	1,458	(14,711)	19	—	4,993	1,271	(12,590)	1,028
LZ5	16,549	19,022	1,149	320	6	—	370	1,192	(187)	1,180
LaRonde	68,364	94,578	1,383	(14,391)	25	—	5,363	1,252	(12,777)	1,065
Canadian Malartic	186,906	126,576	677	14,707	52	19,043	447	860	(1,952)	850
Goldex	34,388	33,182	965	457	11	—	370	989	(1,417)	948
Quebec	289,658	254,336	878	773	88	19,043	6,180	968	(16,146)	912
Detour Lake	150,751	131,905	875	(8,186)	58	6,578	1,566	875	(580)	871
Macassa	68,259	47,648	698	(1,089)	23	2,082	75	714	(220)	711
Ontario	219,010	179,553	820	(9,275)	81	8,660	1,641	825	(800)	821
Meliadine	95,725	93,451	976	(3,300)	280	—	(58)	944	(235)	942
Meadowbank	127,774	114,162	893	5,905	546	—	(59)	944	(866)	937
Nunavut	223,499	207,613	929	2,605	826	—	(117)	944	(1,101)	939
Fosterville	56,569	33,654	595	(3,136)	18	—	17	540	(160)	537
Australia	56,569	33,654	595	(3,136)	18	—	17	540	(160)	537
Kittila	54,581	59,038	1,082	(495)	(11)	—	(68)	1,071	(89)	1,070
Finland	54,581	59,038	1,082	(495)	(11)	—	(68)	1,071	(89)	1,070
Pinos Altos	24,725	33,407	1,351	6,655	—	—	318	1,633	(7,050)	1,348
Creston Mascota	28	—	—	—	—	—	—	—	—	—
La India	10,582	15,984	1,510	(234)	—	—	133	1,501	(502)	1,453
Mexico	35,335	49,391	1,398	6,421	—	—	451	1,592	(7,552)	1,379

Consolidated	878,652	783,585	892	(3,107)	1,002	27,703	8,104	930	(25,848)	901

Notes:

(i)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

Three Months Ended March 31, 2025

(thousands of United States dollars, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	371	$64,532	C$	92,201	C$	249	C$	(5,137)	C$	—	C$	(6,147)	C$	218
LZ5	304	$22,112	C$	31,558	C$	104	C$	(1,014)	C$	—	C$	—	C$	100
LaRonde	675	$86,644	C$	123,759	C$	183	C$	(6,151)	C$	—	C$	(6,147)	C$	165
Canadian Malartic	4,865	$119,289	C$	169,263	C$	35	C$	7,950	C$	35,400	C$	—	C$	44
Goldex	792	$34,656	C$	49,499	C$	63		C$331	C$	—	C$	—	C$	63
Quebec	6,332	$240,589	C$	342,521	C$	54	C$	2,130	C$	35,400	C$	(6,147)	C$	59
Detour Lake	6,630	$134,946	C$	191,633	C$	29	C$	13	C$	12,555	C$	—	C$	31
Macassa	148	$49,826	C$	71,459	C$	483	C$	2,692	C$	5,108	C$	—	C$	536
Ontario	6,778	$184,772	C$	263,092	C$	39	C$	2,705	C$	17,663	C$	—	C$	42
Meliadine	558	$83,822	C$	118,780	C$	213	C$	8,727	C$	—	C$	—	C$	229
Meadowbank	1,037	$126,967	C$	179,936	C$	174	C$	(2,425)	C$	—	C$	—	C$	171
Nunavut	1,595	$210,789	C$	298,716	C$	187	C$	6,302	C$	—	C$	—	C$	191
Fosterville	163	$33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Australia	163	$33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Kittila	522	$55,833		€53,143		€102		€(1,362)		€—		€—		€99
Finland	522	$55,833		€53,143		€102		€(1,362)		€—		€—		€99
Pinos Altos	381	$42,710		$42,710		$112		$2,314		$—		$—		$118
Mexico	381	$42,710		$42,710		$112		$2,314		$—		$—		$118

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Three Months Ended March 31, 2024

(thousands of United States dollars, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	413	$75,556	C$	102,025	C$	247	C$	(20,314)	C$	—	C$	(336)	C$	197
LZ5	267	$19,022	C$	25,514	C$	95		C$432	C$	—	C$	—	C$	97
LaRonde	680	$94,578	C$	127,539	C$	187	C$	(19,882)	C$	—	C$	(336)	C$	158
Canadian Malartic	5,173	$126,576	C$	170,853	C$	33	C$	20,002	C$	25,637	C$	—	C$	42
Goldex	760	$33,182	C$	44,745	C$	59		C$649	C$	—	C$	—	C$	60
Quebec	6,613	$254,336	C$	343,137	C$	52	C$	769	C$	25,637	C$	(336)	C$	56
Detour Lake	6,502	$131,905	C$	178,209	C$	27	C$	(10,940)	C$	8,876	C$	—	C$	27
Macassa	134	$47,648	C$	64,672	C$	483	C$	(1,416)	C$	2,815	C$	—	C$	493
Ontario	6,636	$179,553	C$	242,881	C$	37	C$	(12,356)	C$	11,691	C$	—	C$	36
Meliadine	496	$93,451	C$	125,926	C$	254	C$	(4,395)	C$	—	C$	—	C$	245
Meadowbank	1,071	$114,162	C$	153,594	C$	143	C$	8,002	C$	—	C$	—	C$	151
Nunavut	1,567	$207,613	C$	279,520	C$	178	C$	3,607	C$	—	C$	—	C$	181
Fosterville	172	$33,654	A$	51,849	A$	301	A$	(4,630)	A$	—	A$	—	A$	275
Australia	172	$33,654	A$	51,849	A$	301	A$	(4,630)	A$	—	A$	—	A$	275
Kittila	482	$59,038		€54,479		€113		€(370)		€—		€—		€112
Finland	482	$59,038		€54,479		€113		€(370)		€—		€—		€112
Pinos Altos	426	$33,407		$33,407		$78		$6,655		$—		$—		$94
La India(iii)	—	$15,984		$15,984		$—		$(15,984)		$—		$—		$—
Mexico	426	$49,391		$49,391		$116		$(9,329)		$—		$—		$94

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)	La India's cost calculations per tonne for the three months ended March 31, 2024 exclude approximately $16.0 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see "Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine" for a discussion of regarding the Company's use of by-product basis reporting).

Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three months ended March 31, 2025 and March 31, 2024 on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues).

	Three Months Ended March 31,
(United States dollars per ounce, except where noted)	2025	2024
Production costs per the consolidated statements of income (thousands)	$767,733	$783,585
Gold production (ounces)(i)	873,794	878,652
Production costs per ounce	$879	$892
Adjustments:
Inventory adjustments(ii)	11	(4)
In-kind royalty(iii)	42	32
Realized gains and losses on hedges of production costs	7	1
Other(iv)	7	9
Total cash costs per ounce (co-product basis)	$946	$930
By-product metal revenues	(43)	(29)
Total cash costs per ounce (by-product basis)	$903	$901
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	196	216
General and administrative expenses (including stock option expense)	69	55
Non-cash reclamation provision and sustaining leases(v)	15	18
All-in sustaining costs per ounce (by-product basis)	$1,183	$1,190
By-product metal revenues	43	29
All-in sustaining costs per ounce (co-product basis)	$1,226	$1,219

Notes:

(i) Gold production for the three months ended March 31, 2025 excludes 1,811 ounces of payable production of gold at La India and 25 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii) Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv) Other adjustments consists of smelting, refining and marketing charges to production costs.

(v) Sustaining leases are lease payments related to sustaining assets.

Adjusted net income and adjusted net income per share

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

The following table sets out a reconciliation of net income per the condensed interim consolidated statements of income to adjusted net income for the three months ended March 31, 2025, and March 31, 2024.

	Three Months Ended March 31,
(thousands)	2025	2024
Net income for the period - basic	$814,731	$347,192
Dilutive impact of cash settling LTIP	—	364
Net income for the period - diluted	$814,731	$347,556
Foreign currency translation gain	(60)	(4,547)
Realized and unrealized (gain) loss on derivative financial instruments	(68,859)	45,935
Environmental remediation	7,730	1,799
Net loss on disposal of property, plant and equipment	5,646	3,547
Purchase price allocation to inventory	1,068	—
Impairment loss(i)	10,554	—
Income and mining taxes adjustments(ii)	(703)	(16,455)
Adjusted net income for the period - basic	$770,107	$377,471
Adjusted net income for the period - diluted	$770,107	$377,835

Notes:

(i) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

(ii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.

Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.

The following table sets out a reconciliation of net income per the condensed interim consolidated statements of income to EBITDA and adjusted EBITDA for the three months ended March 31, 2025, and March 31, 2024.

	Three Months Ended March 31,
(thousands)	2025	2024
Net income for the period	$814,731	$347,192
Finance costs	22,444	36,265
Amortization of property, plant and mine development	416,800	357,225
Income and mining tax expense	379,840	141,856
EBITDA	1,633,815	882,538
Foreign currency translation gain	(60)	(4,547)
Realized and unrealized (gain) loss on derivative financial instruments	(68,859)	45,935
Environmental remediation	7,730	1,799
Net loss on disposal of property, plant and equipment	5,646	3,547
Purchase price allocation to inventory	1,068	—
Impairment loss(i)	10,554	—
Adjusted EBITDA	$1,589,894	$929,272

Notes:

(i) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

Cash provided by operating activities before changes in non-cash components of working capital and its per share ratio

Cash provided by operating activities before changes in non-cash components of working capital is calculated by adjusting the cash provided by operating activities as shown in the condensed interim consolidated statements of cash flows for the effects of changes in non-cash components of working capital such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share ratio is calculated by dividing cash provided by operating activities before changes in non-cash components of working capital by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS. A reconciliation of these measures to the nearest IFRS measure is provided below.

Free cash flow and free cash flow before changes in non-cash components of working capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

The following table sets out a reconciliation of cash provided by operating activities per the condensed interim consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash components of working capital and to cash provided by operating activities before changes in non-cash components of working capital for the three months ended March 31, 2025, and March 31, 2024.

	Three Months Ended March 31,
(thousands, except where noted)	2025	2024
Cash provided by operating activities	$1,044,246	$783,175
Additions to property, plant and mine development	(450,124)	(387,587)
Free cash flow	594,122	395,588
Changes in income taxes	176,739	(376)
Changes in inventory	(30,917)	(28,172)
Changes in other current assets	(31,390)	(26,618)
Changes in accounts payable and accrued liabilities	62,492	53,990
Changes in interest payable	(11,780)	(4,931)
Free cash flow before changes in non-cash components of working capital	$759,266	$389,481
Additions to property, plant and mine development	450,124	387,587
Cash provided by operating activities before changes in non-cash components of working capital	$1,209,390	$777,068

Cash provided by operating activities per share - basic	$2.08	$1.57
Cash provided by operating activities before changes in non-cash components of working capital per share - basic	$2.41	$1.56

Free cash flow per share - basic	$1.18	$0.79
Free cash flow before changes in non-cash components of working capital per share - basic	$1.51	$0.78

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from operations, see "Summary of Operations Key Performance Indicators".

Capital expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the condensed interim consolidated statements of cash flows.

Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three months ended March 31, 2025 and March 31, 2024.

	Three Months Ended March 31,
(thousands)	2025	2024
Sustaining capital expenditures	$168,076	$186,485
Sustaining capitalized exploration	4,448	4,122
Development capital expenditures	186,224	154,378
Development capitalized exploration	60,504	27,033
Total Capital Expenditures	$419,252	$372,018
Working capital adjustments	30,872	15,569
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$450,124	$387,587

Net debt

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the condensed interim consolidated balance sheets for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate the future debt capacity of the Company.

The following table sets out a reconciliation of long-term debt per the condensed interim consolidated balance sheets to net debt as at March 31, 2025, and December 31, 2024.

(thousands)	As at March 31, 2025	As at December 31, 2024
Current portion of long-term debt per the condensed interim consolidated balance sheets	$90,000	$90,000
Non-current portion of long-term debt	1,053,388	1,052,956
Long-term debt	$1,143,388	$1,142,956
Adjustment:
Cash and cash equivalents	$(1,138,312)	$(926,431)
Net Debt	$5,076	$216,525

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce and AISC per ounce. The estimates are based upon the total cash costs per ounce and AISC per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 24, 2025. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "commit", "could", "estimate", "expect", "forecast", "future", "guide", "objective", "plan", "potential", "schedule", "target", "track", "will", and similar expressions are intended to identify forward-looking statements. Such statements include the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company's sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company's plans at Hope Bay and San Nicolás; statements concerning the Company's "fill-the-mill" strategy at Canadian Malartic, including plans at the Marban project; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to climate change and greenhouse gas emissions reductions and other sustainability initiatives; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effect of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB and the renewal of the NCIB, including the dollar value of the limit on purchases and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis (the "2024 MD&A") and the Company's Annual Information Form (the "AIF") for the year ended December 31, 2024 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2024 (the "Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and 2024 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2024, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of National Instrument 43-101 – Standards of Disclosure for Mineral Projects can be found in the Company's AIF and 2024 MD&A filed on SEDAR+ each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company's material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX A – EXPLORATION DETAILS

East Gouldie deposit and Eclipse zone at Odyssey mine

Drill hole	Deposit / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX24-322WA	East Gouldie	2,133.6	2,153.3	1,886	17.7	6.6	6.6
MEX24-322WAZ	East Gouldie	2,067.8	2,096.7	1,840	27.4	5.3	5.3
including		2,081.0	2,090.0	1,842	8.5	9.9	9.9
MEX24-325Z	East Gouldie	1,863.0	1,876.0	1,547	11.4	6.0	6.0
UGEG-075-038	East Gouldie	1,389.0	1,493.5	1,948	58.2	2.2	2.2
including		1,451.5	1,490.5	1,976	21.7	3.2	3.2
UGEG-051-010	East Gouldie	680.2	711.5	766	28.3	3.8	3.7
including		702.0	711.5	770	8.6	8.4	8.3
UGEG-051-011	East Gouldie	725.0	735.8	809	10.1	4.1	4.1
UGEG-071-009	East Gouldie	468.5	485.9	766	17.3	3.9	3.7
UGEG-071-011	East Gouldie	453.0	473.5	843	17.8	3.0	3.0
MEX23-309ZB	Eclipse	1,621.9	1,632.7	1,217	10.2	6.0	6.0
MEX24-325	Eclipse	1,667.8	1,703.3	1,387	18.7	2.5	2.5
MEX24-325Z	Eclipse	1,657.0	1,740.0	1,413	59.7	3.7	3.7
including		1,658.1	1,666.5	1,384	6.0	6.3	6.3
including		1,674.2	1,685.0	1,398	7.8	7.8	7.8

*Results from East Gouldie and Eclipse use a capping factor of 20 g/t gold.

West Pit and West Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM24-999	West Extension	548.0	557.5	441	8.7	3.2
and	West Extension	607.1	612.0	484	4.5	47.2
DLM24-1029	West Extension	705.1	753.0	585	44.5	3.0
including		709.0	715.1	573	5.7	16.3
DLM24-1034	West Pit Underground	706.7	759.2	575	48.9	4.5
including		706.7	710.0	557	3.1	18.0
including		733.0	738.6	577	5.2	27.4
and	West Pit Underground	903.0	906.0	699	2.8	12.2
DLM24-1036	West Pit Underground	860.0	885.0	675	23.5	3.2
including		862.0	866.0	669	3.8	16.5
DLM25-1055	West Pit Underground	591.0	677.9	521	77.9	8.0
including		609.0	612.0	503	2.7	201.2
including		633.0	651.3	527	16.4	1.9
and	West Pit Underground	724.0	750.0	601	23.4	3.3
DLM25-1061	West Pit Underground	465.6	482.0	390	14.5	27.4
including		469.0	472.0	387	2.7	145.5
and	West Pit Underground	673.8	768.0	583	85.3	1.5
including		699.0	708.0	570	8.1	4.2
including		761.0	768.0	617	6.4	4.0
DLM25-1065	West Extension	736.7	756.0	624	17.6	3.9
including		751.0	756.0	629	4.6	10.5
DLM25-1077	West Pit Underground	591.0	613.0	463	20.7	3.3
including		599.7	605.0	464	5.0	10.5

*Results from Detour Lake are uncapped.

Madrid deposit at Hope Bay

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM23-140**	Suluk	874.4	880.0	677	4.6	26.3	12.7
including		875.3	876.3	677	0.8	126.0	50.0
HBM24-183***	Patch 7	684.4	693.5	577	5.0	19.0	14.1
including		684.4	688.6	575	2.3	35.8	25.1
HBM24-273	Suluk	852.6	859.3	695	5.5	4.4	4.4
and	Suluk	969.5	979.5	702	9.7	3.0	3.0
HBM24-274	Patch 7	915.5	921.2	615	4.9	25.9	23.9
HBM24-276	Patch 7	676.3	679.5	521	2.6	7.6	7.6
and	Patch 7	686.0	692.0	474	5.2	5.6	5.6
and	Patch 7	695.9	705.7	482	9.2	4.4	4.4
HBM24-280	Suluk	779.4	789.0	636	9.5	27.9	24.1
including		782.4	785.0	582	1.8	56.4	43.7
HBM25-290	Patch 7	183.0	189.5	172	4.6	13.8	11.7
including		187.0	189.5	148	1.8	29.7	24.2
HBM25-296	Patch 7	767.1	771.1	552	3.1	12.5	12.5
HBM25-301	Patch 7	253.5	259.0	244	4.2	19.9	19.9
including		254.5	255.0	216	0.4	71.3	71.3

*Results from Madrid use a capping factor ranging from 50 g/t gold to 75 g/t gold depending on the zone.

**Previously released on February 15, 2024.

***Previously released on July 31, 2024.

Exploration Drill Collar Coordinates

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEX23-309ZB	718682	5334767	307	162	-48	1,858
MEX24-325	718631	5334759	308	169	-59	1,959
MEX24-322WA	718617	5334759	309	215	-70	2,350
MEX24-322WAZ	718617	5334759	309	215	-70	2,217
UGEG-075-038	718142	5334118	-255	309	-80	1,867
UGEG-051-010	718360	5334019	-172	200	-28	732
UGEG-051-011	718360	5334019	-172	207	-33	781
UGEG-071-009	717758	5333977	-345	174	-13	640
UGEG-071-011	717758	5333977	-345	173	-30	636
Detour Lake
DLM24-999	586601	5541928	293	179	-58	691
DLM24-1029	586642	5542051	299	178	-60	852
DLM24-1034	589366	5541417	283	179	-58	966
DLM24-1036	588122	5541885	288	180	-59	1,032
DLM25-1055	589087	5541601	284	179	-59	750
DLM25-1061	589167	5541635	284	180	-59	788
DLM25-1065	586679	5542051	299	179	-64	912
DLM25-1077	589148	5541573	283	178	-57	627
Hope Bay
HBM23-140	434321	7549059	55	65	-62	1,185
HBM24-183	435244	7549203	26	237	-57	857
HBM24-273	434103	7549554	53	-68	80	1,072
HBM24-274	434334	7548811	51	-53	87	1,097
HBM24-276	434372	7549082	54	-61	80	900
HBM24-280	434372	7549081	54	-65	81	993
HBM25-290	435189	7548175	26	-70	77	494
HBM25-296	435549	7548818	26	-50	248	864
HBM25-301	435168	7548204	26	-75	78	544

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey; NAD 1983 UTM Zone 17N for Detour Lake; and NAD 1983 UTM Zone 13N for Hope Bay

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2025	2024
Net income - key line items:
Revenue from mine operations:
LaRonde mine	219,366	143,617
LZ5	59,717	42,615
LaRonde	279,083	186,232
Canadian Malartic	422,047	328,117
Goldex	95,969	72,384
Quebec	797,099	586,733
Detour Lake	443,886	342,957
Macassa	235,662	139,393
Ontario	679,548	482,350
Meliadine	258,289	202,239
Meadowbank	405,085	249,385
Nunavut	663,374	451,624
Fosterville	109,829	121,035
Australia	109,829	121,035
Kittila	161,088	114,063
Finland	161,088	114,063
Pinos Altos	57,310	48,400
La India	—	25,618
Mexico	57,310	74,018
Revenues from mining operations	$2,468,248	$1,829,823
Production costs	767,733	783,585
Total operating margin(i)	1,700,515	1,046,238
Amortization of property, plant and mine development	416,800	357,225
Exploration, corporate and other	89,144	199,965
Income before income and mining taxes	1,194,571	489,048
Income and mining taxes expense	379,840	141,856
Net income for the period	$814,731	$347,192
Net income per share — basic	$1.62	$0.70
Net income per share — diluted	$1.62	$0.70

Cash flows:
Cash provided by operating activities	$1,044,246	$783,175
Cash used in investing activities	$(649,940)	$(413,048)
Cash used in provided by financing activities	$(182,966)	$(183,034)

Realized prices:
Gold (per ounce)	$2,891	$2,062
Silver (per ounce)	$33.07	$23.80
Zinc (per tonne)	$2,964	$2,453
Copper (per tonne)	$9,179	$8,731

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2025	2024
Payable production(ii):
Gold (ounces):
LaRonde mine	72,369	51,815
LZ5	19,122	16,549
LaRonde	91,491	68,364
Canadian Malartic	159,773	186,906
Goldex	30,016	34,388
Quebec	281,280	289,658
Detour Lake	152,838	150,751
Macassa	86,028	68,259
Ontario	238,866	219,010
Meliadine	98,512	95,725
Meadowbank	140,126	127,774
Nunavut	238,638	223,499
Fosterville	43,615	56,569
Australia	43,615	56,569
Kittila	54,104	54,581
Finland	54,104	54,581
Pinos Altos	17,291	24,725
Creston Mascota	—	28
La India	—	10,582
Mexico	17,291	35,335
Total gold (ounces):	873,794	878,652

Silver (thousands of ounces)	602	615
Zinc (tonnes)	1,742	1,682
Copper (tonnes)	1,384	804

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2025	2024
Payable metal sold(iii):
Gold (ounces):
LaRonde mine	69,618	65,164
LZ5	20,891	20,251
LaRonde	90,509	85,415
Canadian Malartic	144,663	159,548
Goldex	30,693	34,442
Quebec	265,865	279,405
Detour Lake	155,480	167,008
Macassa	81,000	67,500
Ontario	236,480	234,508
Meliadine	89,270	98,540
Meadowbank	140,350	121,110
Nunavut	229,620	219,650
Fosterville	38,000	58,000
Australia	38,000	58,000
Kittila	56,000	55,000
Finland	56,000	55,000
Pinos Altos	17,000	20,300
La India	—	12,200
Mexico	17,000	32,500
Total gold (ounces):	842,965	879,063

Silver (thousands of ounces)	527	604
Zinc (tonnes)	1,812	1,507
Copper (tonnes)	1,398	762

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance – Operating Margin for more information on the Company's calculation and use of operating margin.

(ii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended March 31, 2025, it excludes 1,811 payable gold ounces produced at La India and 25 payable gold ounces produced at Creston Mascota.

(iii) Canadian Malartic payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake payable metal sold excludes the 2.0% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the three months ended March 31, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	March 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,138,312	$926,431
Inventories	1,446,605	1,510,716
Income taxes recoverable	32,267	26,432
Fair value of derivative financial instruments	4,599	1,348
Other current assets	310,693	340,354
Total current assets	2,932,476	2,805,281
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	21,652,900	21,466,499
Investments	899,902	612,889
Deferred income and mining tax asset	24,672	29,198
Other assets	926,482	915,479
Total assets	$30,594,104	$29,987,018

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$731,290	$817,649
Share based liabilities	21,012	27,290
Interest payable	18,266	5,763
Income taxes payable	203,793	372,197
Current portion of long-term debt	90,000	90,000
Reclamation provision	60,564	58,579
Lease obligations	40,021	40,305
Fair value of derivative financial instruments	72,312	100,182
Total current liabilities	1,237,258	1,511,965
Non-current liabilities:
Long-term debt	1,053,388	1,052,956
Reclamation provision	1,069,584	1,026,628
Lease obligations	97,327	98,921
Share based liabilities	7,789	12,505
Deferred income and mining tax liabilities	5,195,892	5,162,249
Other liabilities	291,014	288,894
Total liabilities	8,952,252	9,154,118

EQUITY
Common shares:
Outstanding - 503,404,786 common shares issued, less 690,366 shares held in trust	18,772,313	18,675,660
Stock options	165,525	172,145
Retained earnings	2,604,517	2,026,242
Other reserves	99,497	(41,147)
Total equity	21,641,852	20,832,900
Total liabilities and equity	$30,594,104	$29,987,018

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2025	2024
REVENUES
Revenues from mining operations	$2,468,248	$1,829,823

COSTS, INCOME AND EXPENSES
Production(i)	767,733	783,585
Exploration and corporate development	41,805	51,206
Amortization of property, plant and mine development	416,800	357,225
General and administrative	60,709	48,117
Finance costs	22,444	36,265
(Gain) loss on derivative financial instruments	(68,859)	45,935
Foreign currency translation gain	(60)	(4,547)
Care and maintenance	13,901	11,042
Other expenses	19,204	11,947
Income before income and mining taxes	1,194,571	489,048
Income and mining taxes expense	379,840	141,856
Net income for the period	$814,731	$347,192

Net income per share - basic	$1.62	$0.70
Net income per share - diluted	$1.62	$0.70
Adjusted net income per share - basic(ii)	$1.53	$0.76
Adjusted net income per share - diluted(ii)	$1.53	$0.76

Weighted average number of common shares outstanding (in thousands):
Basic	502,410	497,619
Diluted	503,773	498,807

Notes:

(i) Exclusive of amortization, which is shown separately.

(ii) Adjusted net income per share is not a recognized measure under IFRS and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance–Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS measure.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2025	2024
OPERATING ACTIVITIES
Net income for the period	$814,731	$347,192
Add (deduct) adjusting items:
Amortization of property, plant and mine development	416,800	357,225
Deferred income and mining taxes	18,491	12,924
Unrealized (gain) loss on currency and commodity derivatives	(31,120)	52,484
Unrealized gain on warrants	(54,168)	(6,877)
Stock-based compensation	27,393	18,857
Foreign currency translation gain	(60)	(4,547)
Other	17,323	(190)
Changes in non-cash working capital balances:
Income taxes	(176,739)	376
Inventories	30,917	28,172
Other current assets	31,390	26,618
Accounts payable and accrued liabilities	(62,492)	(53,990)
Interest payable	11,780	4,931
Cash provided by operating activities	1,044,246	783,175

INVESTING ACTIVITIES
Additions to property, plant and mine development	(450,124)	(387,587)
Purchase of O3 Mining, net of cash and cash equivalents acquired	(121,960)	—
Contributions for acquisition of mineral assets	(3,825)	(3,924)
Purchases of equity securities and other investments	(68,057)	(24,007)
Other investing activities	(5,974)	2,470
Cash used in investing activities	(649,940)	(413,048)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	600,000
Repayment of Credit Facility	—	(600,000)
Long-term debt financing costs	—	(3,544)
Repayment of lease obligations	(9,178)	(13,015)
Dividends paid	(175,567)	(157,260)
Repurchase of common shares	(60,050)	(26,041)
Proceeds on exercise of stock options	52,026	7,378
Common shares issued	9,803	9,448
Cash used in financing activities	(182,966)	(183,034)
Effect of exchange rate changes on cash and cash equivalents	541	(1,116)
Net increase in cash and cash equivalents during the period	211,881	185,977
Cash and cash equivalents, beginning of period	926,431	338,648
Cash and cash equivalents, end of period	$1,138,312	$524,625

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$1,185	$25,252
Income and mining taxes paid	$536,602	$130,777